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                                  THE HARTFORD

CHILD INSURANCE RIDER

We will pay the death benefit shown in the Additional Benefits and Riders section of the Policy Specifications according to the terms of this Rider when We receive Due Proof of Death of an Insured Child.

INSURED CHILD

Insured Child means a natural, adopted or step-child of the Primary Insured who is more than 16 days old but has not yet reached his/her 25th birthday. A child becomes an Insured Child by:

       1. Being named in the application for this Rider, and has not yet reached his/her 14th birthday on the date of the application; or

       2. Being born to, or acquired by, and in the custody of, the Primary Insured while this Policy and this Rider are in force. An adopted or step-child must have been acquired prior to his/her 14th birthday.

BENEFIT PAYMENTS

Beneficiaries will be as named on Page 3 of the Policy unless later changed as set forth in the Change of Beneficiary provision. The Policy Owner has the right to change beneficiaries. If no beneficiary has been named, benefits upon death of an Insured Child will be paid to the Policy Owner, if living, otherwise to the Primary Insured, if living; otherwise to the spouse of the Primary insured, if living. If none are living, then benefits will be paid to the estate of the Insured Child.

CONVERSION PRIVILEGE UPON TERMINATION OF INSURANCE

When insurance on an Insured Child is terminated, as provided under the Termination of Insured Child Status provision, We will allow conversion to an individual policyon the life of that Insured Child. Evidence of insurability will not be required unless additional benefits are requested with the new policy. To do so, You must apply In Writing.

Conversion may be to any plan of insurance We then make available, subject to Our issue rules then in effect. Such conversion is subject to the following:

       1. The face amount must be at least $25,000 but not more than five times the amount of terminated insurance on the Insured Child under this Rider;

       2. Premiums will be those for the Insured Child's age on his/her birthday nearest thedate of conversion for the new policy;

       3. If termination of insurance is due to age of Insured Child or Primary Insured, We must receive an application for conversion and payment of the first premium at least 60 days prior to the event. We may require proof of age;

       4. If termination of insurance is due to marriage, We must receive an application for conversion and payment of the first premium within 60 days after the marriage. We may require proof of marriage;

       5. The Policy Date of the new policy on the Insured Child will be the date of conversion and the insurance provided under this Rider for that Insured Child will terminate on that date. Such Insured Child may never again be insured under this Rider. Insurance on other Insured Children will not be affected; and

       6. Additional benefit provisions may be attached to the new policy only with Our consent;

       7. The Incontestable and Suicide Provisions under the new policy will be computed from the date of this Policy. All other provisions of the new policy will apply as they appear in the Policy.

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CONTINUATION OF COVERAGE

Upon the death of the Primary Insured while this Rider is in force, the benefits of this Rider for each eligible Insured Child will continue and a cash value created, with no further payment of Rider costs, until the earliest of:

       1. The surrender of the paid-up insurance on the life of an Insured Child for its cash value at any time while it is in force;

       2.   The Insured Child's 25th birthday;

       3. On the Policy Date of any new conversion policy issued under the Conversion Privilege; or

       4.   Sixty days following the marriage of an Insured Child.

You may request from Us additional information regarding the computation of the cash value and a statement of the amount at the address shown on the Policy.

OWNERSHIP

The Owner of this Rider shall be the Policy Owner, if living. Upon the death of the Policy Owner, the Primary Insured shall be owner, if living; otherwise the spouse of the Primary Insured. If none are living, each surviving child shall own the insurance on his or her own life. Other arrangements for ownership may be made with Our consent.

CHANGE OF BENEFICIARY

GENERAL

The Beneficiary will be as shown on Page 3 until You change the designation. To change the Beneficiary, notify Us In Writing while the Insured Child is living. After We receive written notice, the change will be effective as of the date You signed the notice, whether or not the Insured Child is living when We receive it. However, the change will be subject to any payment We made or actions We may have taken before We received the request.

TERMINATION OF INSURED CHILD STATUS

Insurance on an Insured Child will terminate on the earliest of:

       1.   The Insured Child's 25th birthday;

       2.   The Policy Anniversary Date nearest age 65 of the Policy Insured;

       3.   Sixty days following marriage of the Insured Child; or

       4. On the Policy Date of any new conversion policy issued under the Conversion Privilege.

REINSTATEMENT

If this Policy and Rider terminate as provided under the Default and Grace Period provision of the Policy, this Rider may be reinstated provided:

       1. You make Your request in Writing within three years from the termination date;

       2.   the Policy is reinstated;

       3.   the Insured is living on the date of reinstatement;

       4.   evidence of insurability satisfactory to Us is submitted; and

       5. You pay premium equal to or greater than the amount necessary to keep the Rider in force for three months following the date of reinstatement.

If We are not satisfied with the evidence of insurability furnished as to any child, We may, upon reinstating this rider, exclude such child from coverage by endorsement. If this Rider is reinstated, no benefits will be payable as a result of death of any child if such death occurred after the end of the Grace Period and before the date of reinstatement.

INCONTESTABILITY

After this Rider has been in force for two years from its Date of Issue, We cannot contest it, except for nonpayment of the required cost of coverage on any Insured Child, unless such child died within such two year period.

SUICIDE

If, within two years from the Date of Issue of this rider, the Insured or any Insured Child dies by suicide, Our liability under this Rider will be limited to the total cost of this rider.

RIDER COST

The cost for this Rider is shown in the Policy Specifications .

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TERMINATION OF THIS RIDER

This Rider, and the cost for it will terminate on the earliest of:

       1.   Termination of the Policy;

       2.   Nonpayment of premium when due;

       3.   Your written request to terminate this Rider;

       4.   The Policy Anniversary Date nearest the Primary Insured's age 65; or

       5. When no natural, adopted or step-child of the Primary Insured remains eligible for Insured Child status. We must be advised, In Writing, when there is no longer such a child eligible as an Insured Child. If We accept a premium for a period when there would be no insurance, Our only obligation will be to refund that premium.

GENERAL PROVISIONS

This Rider is a part of the Policy to which it is attached. The Date of Issue and the Rider Effective Date applicable to this Rider are shown on Page 3 (continued) of the Policy. Except where this Rider provides otherwise, it is subject to all the terms, conditions and limitations of the Policy.

Signed for HARTFORD LIFE INSURANCE COMPANY

    [/s/ Donald C. Hunt                   /s/ John C. Walters
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    DONALD C. HUNT, SECRETARY             JOHN C. WALTERS, PRESIDENT]

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